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CanWest Global Communications Corp.
Audit Committee
Non Audit Services Pre-approval Policy

The audit committee's policy related to the pre-approval of services by the Company's principal accountant are articulated in the following audit committee resolutions.

(a) The Audit Committee hereby pre-approves the provision of the following non-audit services to the Company. and/or its subsidiaries, joint ventures and other investee entities, by PwC:

     Business advisory services

     o Accounting consultations and/or providing expertise related thereto including Canada and U.S. GAAP;
     o Due diligence assistance, including work performed with respect to acquisitions; divestitures and financing arrangements;
     o Providing assistance to internal audit on specific projects that have relevance to the external audit functions;
     o    Providing Section 404 assurances related to the Sarbanes-Oxley Act;
          and
     o    Consultation on SEC matters.

     Taxation Services

     o Assistance with tax compliance assignments, supplementing internal resources at peak times and/or providing special expertise;
     o    Preparation and/or review of foreign affiliate surplus calculations;
     o Assistance to the corporate tax group with respect to responding to requests or reassessment proposals from various tax authorities;
     o    Consultation with respect to U.S. state sales and use taxes;
     o Consultation with respect to indirect taxation matters, compliance and planning. Indirect taxes include GST, QST, HST, provincial sales taxes, and payroll taxes such as workers' compensation, health taxes, federal employment insurance and Canada Pension Plan;
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     o    Employee relocation tax services, including planning, compliance and assistance with tax authorities inquiries, (re)assessments, objections, etc.; and

     o Consultation with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

     Management is authorized to engage PricewaterhouseCoopers LLP for such services where fees for each such assignment are not expected to exceed $50,000. As soon as it becomes evident that fees for such assignment may exceed $50,000, then management will seek approval from the Audit Committee prior to such assignment continuing.

(b) The Audit Committee hereby authorizes the Chair of the Committee to pre-approve non-audit services not listed in (a) or engagements where fees are expected to exceed the amount noted in (a). The Chair will report to the Audit Committee on an after the fact basis, instances where such pre-approval is sought of the Chair.

(c) The Audit Committee specifically prohibits the engagement of PricewaterhouseCoopers LLP for the following:

     o Services that involves the design and implementation of financial, accounting and risk management systems;
     o Engagements where PricewaterhouseCoopers LLP may be asked to act as an advocate in litigation or other proceedings;
     o    Internal audit services of a recurring nature;
     o    Valuation or actuarial service;
     o    Bookkeeping or management services;
     o    Executive search services involving key executives; and
     o    Investment banking services.

(d) PricewaterhouseCoopers LLP will report to the Audit Committee quarterly, the nature and fee level of all non-auditing services rendered.